

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2018

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics Ltd
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 23, 2018**
> **CIK No. 0001730463**

Dear Dr. Itin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 23, 2018

Business
Our License Agreement with UCL Business plc, page 135

1. We note your revised disclosure that the sublicensing income payable to UCLB ranges from low-double-digits to mid-single digits in response to our prior comment 9. Please revise your description of the high end of the range to provide a range within ten

percentage points. We also note your response that the duration of the royalty term will be subject to a confidential treatment request. Confidential treatment is generally not appropriate for material information such as the royalty term of material contracts. Please revise your disclosure to provide the royalty term of your license agreement with UCLB, or tell us why you believe this information is not material to investors.

 You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Darren DeStefano - Cooley LLP